June 3, 2019

William Heissenbuttel
Chief Financial Officer
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, CO 80202

       Re: Royal Gold, Inc.
           Form 10-K for Fiscal Year Ended June 30, 2018
           Filed August 9, 2018
           File No. 001-13357

Dear Mr. Heissenbuttel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining